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Exhibit (a)(1)(G)

Supplement to Offer to Purchase for Cash
up to 1,000,000 Shares of its Common Stock at a Purchase Price
Not in Excess of $0.45 Per Share Nor Less than $0.36 Per Share

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 9, 2009, UNLESS THE OFFER IS EXTENDED.

        On May 26, 2009, Tucows Inc., a Pennsylvania corporation ("Tucows", "we" or "us"), distributed an Offer to Purchase (the "Original Offer to Purchase"), a related Letter of Transmittal (the "Original Letter of Transmittal") and a related Notice of Guaranteed Delivery (the "Original Notice of Guaranteed Delivery") in connection with the Tucows' offer to purchase 4,000,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn, at a price not greater than $0.45 per share nor less than $0.36 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Original Offer to Purchase and the Original Letter of Transmittal. The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on June 23, 2009.

        By this supplement (the "Supplement"), we amend the Original Offer to Purchase (as amended and supplemented, the "Offer to Purchase"). The Offer to Purchase and the Amended Letter of Transmittal, filed herewith, constitute the "Offer".

        Tucows has decreased the number of shares it may purchase to 1,000,000 shares of common stock. The tender offer is now scheduled to expire at 5:00 PM, New York City time, on July 9, 2009. The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 7.

IMPORTANT

        The following amendments and supplements to the information contained in the Original Offer to Purchase are keyed to the headings in the Original Offer to Purchase. Shareholders should read the Original Offer to Purchase and the Amended Letter of Transmittal in conjunction with this Supplement in considering whether to tender their shares. Terms defined in the Original Offer to Purchase and used in this Supplement but not otherwise defined in this Supplement have the meanings assigned to them in the Original Offer to Purchase.

        Except as otherwise set forth in this Supplement or the Amended Letter of Transmittal, the terms and conditions set forth in the Original Offer to Purchase and the Original Letter of Transmittal remain applicable in all respects. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the Original Offer to Purchase, the information and amendments in this Supplement shall control.

        The Original Offer to Purchase, the Original Letter of Transmittal and the Original Notice of Guaranteed Delivery are hereby amended and supplemented as follows:

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  All references to the "expiration date" in the now mean July 9, 2009, at 5:00 P.M. New York City time (previously, the Offer was scheduled to expire on June 23, 2009), unless we, in our sole discretion, further extend the period of time during which the Offer will remain open or terminate the Offer.

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  All references to the number of shares we may purchase now mean 1,000,000 shares of common stock (previously 4,000,000 shares of common stock).

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  All references to the percentage of outstanding shares as of May 14, 2009 represented by the number of shares we may purchase now mean approximately 1.45% (previously 5.8%).

        IF YOUR SHARES ARE NOT CURRENTLY TENDERED AND YOU WISH TO TENDER ALL OR ANY PORTION OF YOUR SHARES, YOU SHOULD FOLLOW THE INSTRUCTIONS DESCRIBED IN SECTION 3 OF THE OFFER TO PURCHASE AS AMENDED AND SUPPLEMENTED, PRIOR TO THE EXPIRATION DATE.

        IF YOU DO NOT SUBMIT A NEW TENDER OF YOUR ALREADY TENDERED SHARES, YOUR PREVIOUSLY TENDERED SHARES WILL BE DEEMED TO HAVE BEEN WITHDRAWN AND WILL NOT BE ACCEPTED, AND SUCH SHARES WILL BE RETURNED TO YOU.

        Our board of directors has approved this offer. However, none of Tucows, our board of directors or StockTrans, Inc., the information agent for our offer, is making any recommendation to you as to whether you should tender your shares or as to what price or prices you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor. See Sections 2 and 12.

        To properly tender shares, you must validly complete the letter of transmittal, including the section relating to the price at which you are tendering shares.

        Questions and requests for assistance, and requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to StockTrans, Inc., the information agent for our offer, at the telephone numbers and address set forth on the back cover of this offer to purchase.

June 24, 2009

        If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 carefully, including completing a letter of transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to StockTrans, Inc., the depositary for our offer. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your shares and request that the nominee tender them for you. Any shareholder who desires to tender shares and whose certificates for the shares are not immediately available or cannot be delivered to the depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the depositary by the expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3. Only shares properly tendered at prices at or below the purchase price selected by Tucows and not properly withdrawn will be purchased. However, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. Shares not purchased in the offer will be returned as promptly as practicable following the expiration of the offer. See Section 3.

        We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in this offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this offer to purchase or in the related letter of transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or authorization as having been authorized by Tucows.

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  Exhibit (a)(1)(G)
Supplement to Offer to Purchase for Cash up to 1,000,000 Shares of its Common Stock at a Purchase Price Not in Excess of $0.45 Per Share Nor Less than $0.36 Per Share
IMPORTANT